Ownership Structure

HR Ratings
Ownership structure



Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC



Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
CEO
External Financial Advisors
Chief Credit and Economic Analysis Officer
Deputy Director of Economic Analysis
Deputy Director of Analysis
Business Development Sr. Executive Director
Public Finance and Infrastructure Sr. Executive Director
Public Finance & Infrastructure Sr. Executive Director
Corporates Sr. Executive Director /ABS
Financial Institutions Sr. Executive Director /ABS
Administration Vicepresident
Human Resources Vicepresident
IT Vicepresident
Public Finance and Sovereign Debt Vicepresident
Sustainable Impact Vicepresident
Corporates Vicepresident /ABS
Financial Institutions Vicepresident /ABS
Compliance Associate Director
Human Resources Associate Director
IT Associate Director
BD Associate Director
Operations Associate Director
Administration Manager
IT Manager
2 BD Manager
Public Finance and Sovereign Debt Manager
Infrastructure Manager
Financial Institutions Manager /ABS
IT Sr. Associate
Logistics Associate
HR Associate
Public Finance and Sovereign Debt Associate
2 EASD Associate
PF Associate
2 Corporates Associate
3 FI Associate
Metodological Criteria Associate
HR Sr. Analyst
IT Sr. Analyst
2 Operations Sr. Analyst
2 PF Sr. Analyst
5 Corporates Sr. Analyst
FI Sr. Analyst
4 Compliance Analyst
4 Administration Analyst
HR Analyst
2 BD Analyst
Communication Analyst
2 Operations Analyst
Editor
3 PF Analyst
4 PF Analyst.
Infrastructure Analyst
Sustainable Impact Analyst
11 Corporates Analyst
14 FI Analyst
Methodological Criteria Analyst
C. of the Board Assistant
Receptionist
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of theBoard Assistant
2 Administration Intern
Public Finance Intern
Corporates Intern
2 FI Intern
2 Logistics
4 Mantenance

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